UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): November 15, 2019

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1	Other Events

Clarifications Relating to the 2019 Stock Redemption

On October 16, 2019, the board of directors (the “Board”) of Iroquois Valley Farmland REIT, PBC (the “Company”) authorized the Company to redeem shares of its common stock (the “2019 Redemption”), pursuant to the Company’s Stock Redemption Program (“Stock Redemption Program”), approved by the Board on February 22, 2019. The 2019 Redemption and its terms were announced to Company stockholders in a Form 1-U filed October 30, 2019.

In response to stockholder inquiries, the Board seeks to provide clarification for shareholders of certain terms of the 2019 Redemption and the Company’s Stock Redemption Program, as detailed below.

In order to give all stockholders sufficient opportunity to consider redemption in light of these clarifications, the Company has extended the deadline to submit Requests for Redemption until December 10, 2019.

Q: How long do I have to hold my shares for them to be eligible for redemption?

A: Generally, five (5) years. Although the Company’s prior redemption policy imposed a mandatory seven (7) year hold period, the Company reduced the hold period to five years for all common stock when it adopted its new Stock Redemption Program on February 22, 2019.

For the 2019 Redemption, the Record Date is October 30, 2019. So, generally, you must have purchased your shares prior to October 30, 2014 in order for those shares to be eligible for the 2019 Redemption.

Q: I initially purchased shares prior to October 30, 2014, but I later received additional shares through the reinvestment of dividends I would otherwise have received in cash from Company. Are those shares from the dividend reinvestment eligible for the 2019 Redemption?

A: Yes. The Board has clarified that any shares received as a result of participation in the Company’s dividend reinvestment program are, for redemption eligibility purposes only, considered purchased as of date the original shares were purchased.

For illustration purposes only, if you purchased 500 shares on January 1, 2014 and then received an addition 10 shares on June 1, 2017 as a result of dividend reinvestment, all 510 shares would be eligible for the 2019 Redemption.

Q: I initially purchased shares prior to October 30, 2014, but then I purchased additional shares on June 1, 2017 and June 1, 2019. Are these subsequent eligible for the 2019 Redemption?

A: Prior to February 22, 2019, the Company’s policy was that solely for the purposes of determining redemption eligibility subsequent purchases of Company stock were considered purchased as of the earliest date of any stock purchased by that stockholder. Upon adoption of the Company’s new Stock Redemption Program on February 22, 2019, the Company ended this policy for all shares purchased after February 22, 2019.

Taken together, in this example, the shares purchased on June 1, 2017 are eligible for the 2019 Redemption based on the date of the shareholder’s initial purchase. On the other hand, the shares purchased on June 1, 2019 are not eligible for the 2019 Redemption. and will only be eligible for redemption five years after their purchase date, namely June 1, 2024, subject to all other terms of the Stock Redemption Program as may be amended from time to time.

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Q: Is the Company going to redeem more shares than originally announced in the 2019 Redemption?

A: No. The Company has not changed the previously announced Redemption Cap for the 2019 Redemption of 3,501 shares of common stock, equal to 5% of the shares of common stock of the Company outstanding as of the Record Date. If total shares offered for redemption in the 2019 Redemption exceed the Redemption Cap, the Company will redeem shares up to the Redemption Cap on a pro rata basis among requesting shareholders.

The Company has a long history of increasing liquidity options for its investors. Looking forward, under the terms of the New Redemption Program, the Company will open redemption periods at least every eighteen (18) months and is targeting annual redemption opportunities. The success of the Company's ongoing fundraising efforts, including its ongoing Regulation A+ Offering, will impact our ability to make more frequent and/or larger redemption offers, as future repurchases likely will be funded, at least in part, from proceeds from these offerings.

Q: When must I submit my Request for Redemption to participate in the 2019 Redemption?

A: December 10, 2019. Although the original deadline for the 2019 Redemption was November 30, 2019, the Board wanted to give Company stockholders sufficient time to consider redemption in light of the important clarifications made in this Form 1-U. Therefore, the Board has extended the 2019 Redemption until December 10, 2019.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A/A dated April 26, 2019, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A+, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Mark Schindel
Mark Schindel
Chief Financial Officer

Date: November 15, 2019

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